Exhibit 99.1

Announcement to the Market

Disclosure of results for the third quarter of 2016 and from January to September of
2016, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the third quarter and from January to September of 2016 are available at our website: www.itau.com.br/investor-relations

Comparison between BRGAAP[1] and IFRS						R$ million
		Adjustments and			Adjustments and
Balance Sheet	BRGAAP	Reclassifications [2]	IFRS	BRGAAP	Reclassifications [2]	IFRS
		Set/30/2016			Dec/31/2015
Total Assets	1,399,099	(74,977)	1,324,122	1,359,172	(82,758)	1,276,415
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives [3]	732,831	(11,426)	721,405	704,487	(14,520)	689,967
Loan Operations	495,327	353	495,680	473,829	419	474,248
(-) Allowance for Loan Losses [4]	(39,103)	8,773	(30,330)	(34,078)	7,234	(26,844)
Other Financial Assets [5]	105,644	(54,763)	50,881	122,637	(69,132)	53,506
Tax Assets [6]	61,409	(17,276)	44,133	61,707	(9,557)	52,149
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	42,991	(639)	42,353	30,590	2,798	33,389

Current Liabilities and Long Term Liabilities	1,271,111	(82,553)	1,188,558	1,250,955	(88,600)	1,162,356
Deposits	308,599	-	308,599	292,610	-	292,610
Deposits Received Under Securities Repurchase Agreements [3]	360,337	(12,547)	347,790	350,954	(14,311)	336,643
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	261,041	299	261,340	282,575	(288)	282,287
Other Financial Liabilities [5]	118,468	(54,529)	63,939	137,212	(68,498)	68,715
Reserves for Insurance, Private Pension and Capitalization	150,134	620	150,754	132,053	295	132,349
Provisions and Other Liabilities	55,508	(4,107)	51,401	44,943	(161)	44,781
Tax Liabilities [6]	17,024	(12,289)	4,735	10,608	(5,637)	4,971

Total Stockholders' Equity	127,988	7,576	135,564	108,217	5,842	114,059
Non-controlling interests	13,273	349	13,622	1,755	52	1,807
Controlling Stockholders' Equity [7]	114,715	7,227	121,942	106,462	5,790	112,252

[1]	BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;

[2]	Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;

[3]	Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;

[4]	Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;

[5]	Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as net effect of Assets and Liabilities;

[6]	Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;

[7]	Conciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation						R$ million
Adjustments	Equity	Result
	Set/30/16	3tdQ/16	2ndQ/16	3tdQ/15	jan-sep/16	jan-sep/15
BRGAAP - Values Attributable to Controlling Stockholders	114,715	5,394	5,518	5,945	16,097	17,662
(a) Allowance for Loan Losses	5,387	24	470	2,682	1,085	2,375
(b) Adjustment to market value of shares and quotas	240	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	460	(4)	(3)	(4)	(11)	(11)
(d) Effective interest rate	(71)	5	8	10	25	28
(e) Financial Leasing Operation	715	37	38	520	123	520
(f) Other adjustments	497	105	(32)	50	(47)	147
IFRS - Values Attributable to Controlling Stockholders	121,942	5,561	5,999	9,202	17,271	20,720
IFRS - Values Attributable to Minority Stockholders	13,622	61	323	96	371	295
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	135,564	5,622	6,322	9,298	17,642	21,015
Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8 .

(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(e) Under IFRS (IAS 17) the financial leasing operations are recorded as Fixed Assets on the other hand of Other Financial Liabilities. On BRGAAP, as of September 30, 2015, the consideration of these transactions are now recorded in income in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

[8]	For more details see our Complete Financial Statements for the period from january to september of 2016.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

											R$ million
Recurring Result	3tdQ/16			2ndQ/16			jan-sep/16			jan-sep/15
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributale to Controlling Stockholders	5,394	5,561	167	5,518	5,999	481	16,097	17,271	1,174	17,662	20,720	3,058
Exclusion of the Non-Recurring Events	200	80	(120)	56	40	(16)	308	140	(168)	397	(2,969)	(3,366)
Goodwill Amortization	120	-	(120)	156	-	(156)	308	-	(308)	130	37	(93)
Liability Adequacy Test - LAT	-	-	-	(140)	-	140	(140)	-	140	-	-	-
Increase of the Social Contribution Rate	-	-	-	-	-	-	-	-	-	(3,988)	(3,948)	40
Complementary provision for loan losses	-	-	-	-	-	-	-	-	-	2,793	-	(2,793)
Provision for Contingencies	80	80	-	31	31	-	143	143	-	668	668	-
Civil Lawsuits - Economic Plans	80	80	-	31	31	-	136	136	-	108	108	-
Tax and Social Security	-	-	-	-	-	-	6	6	-	560	560	-
Changing the accounting treatment of financial leasing	-	-	-	-	-	-	-	-	-	520	-	(520)
Pension Fund	-	-	-	-	-	-	-	-	-	130	130	-
Impairment	-	-	-	9	9	-	9	9	-	43	43	-
Program for the Settlement or Installment Payment of Taxes	-	-	-	-	-	-	(12)	(12)	-	(40)	(40)	-
Others	-	-	-	-	-	-	-	-	-	143	143	-
Recurring Result - Attributable to Controlling Stockholders	5,595	5,641	46	5,574	6,039	465	16,405	17,410	1,006	18,059	17,752	(307)

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, October 31, 2016.

Marcelo Kopel

Investor Relations Officer

Itaú Unibanco Holding S.A.